Sit Investment Associates
Sit Mutual Funds

www.sitfunds.com
Phone: 612-334-5888
800-332-5580
Fax: 612-342-2018
info@sitinvest.com

John Doe
123 Main Street
Anywhere, MN 55555

Dear John:

A new share class of Sit Dividend Growth Fund is available on your SPS *Advantage* platform:

- Locally managed
- Competitive returns
- Ticker: SDVSX

I thought you might also appreciate receiving our asset allocation return calculator and quarterly *Investment Outlook*. I hope you find these valuable when communicating with clients.

Sincerely,

Steve Benjamin, CEBS, CRPC
Manager
888-748-3863
spb@sitinvest.com

P.S. Drop me a note if you'd like to receive our *Investment Outlook* each quarter (email or hardcopy).

Enclosures